PROXY RESULTS (Unaudited)
During the six months ended June 30, 2009, Cohen & Steers Quality Income Realty Fund shareholders voted on the following proposals at the annual meeting held on April 30, 2009. The description of each proposal and number of shares voted are as follows:

Common Shares
					Shares Voted	Authority
					     For	Withheld
To Elect Directors
George Grossman	 			34,627,005 	 1,667,251
Robert H. Steers	 		34,637,492 	 1,656,763
C. Edward Ward, Jr.	 		34,705,253 	 1,589,002